
April 3, 2024

Kevin P. McDonnell
Chief Financial Officer
AeroVironment, Inc.
241 18th Street South, Suite 415
Arlington, VA 22202

> **Re: AeroVironment, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2023**
> **File No. 001-33261**

Dear Kevin P. McDonnell:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing